Exhibit 99.1

BeyondSpring Strengthens Board with the Addition of Ex-Immunomedics and Constellation Commercial Head Brendan Delaney

NEW YORK, July 14, 2021 -- BeyondSpring (the “Company” or “BeyondSpring”) (NASDAQ: BYSI), a global pharmaceutical company focused on the development of cancer therapeutics, today announced the appointment of Brendan Delaney to its Board of Directors, effective immediately.  Mr. Delaney brings his significant expertise in commercial oncology drug launches. BeyondSpring's lead developmental asset, plinabulin, is currently under Priority Review by the U.S. Food and Drug Administration (FDA) for the prevention of chemotherapy-induced neutropenia (CIN) with a U.S. Prescription Drug User Free Act (PDUFA) action date of November 30, 2021. Mr. Delaney is expected to play an important role in the commercial launch planning for plinabulin and implementation, pending successful regulatory review.

“We couldn't be more pleased to have Brendan join our team at this critical juncture for the Company, with plinabulin under Priority Review by the FDA and pending Phase 3 trial anti-cancer efficacy results from the Dublin-3 trial in non-small cell lung cancer,” said Dr. Lan Huang, co-founder, Chair and Chief Executive Officer of BeyondSpring. “While we're working with regulatory agencies on our NDA submissions, we’re actively adding to our already-experienced commercial readiness team to have everything in place for successful potential global launch of plinabulin as early as the beginning of 2022, with the goal of making this much-needed treatment widely available.”

Mr. Delaney brings more than 25 years of global product strategy and launch experience to his role leading commercial organizations. Currently he serves as the Chief Commercial Officer of Constellation Pharma starting in January 2021.  Constellation was recently acquired by MorphoSys for $1.4B. Prior to joining Constellation, Mr. Delaney was the Chief Commercial Officer at Immunomedics, where he led the buildout of the marketing, sales, market access and commercial operations teams. He was instrumental in successfully launching Trodelvy, the first TROP-2 directed antibody-drug conjugate for the treatment of triple-negative breast cancer. Immunomedics was acquired by Gilead Sciences for $21B in September 2020.  Previously, he served as Vice President of U.S. Hematology-Oncology at Celgene Corporation. Prior to joining Celgene, he held various commercial roles at both Novartis Oncology and Genentech, where he led several successful product launches for blockbuster brands. He earned an MBA from the Stern School of Business at NYU and a B.A. in biology from Rutgers University.

Mr. Brendan Delaney added, “I am thrilled to be joining BeyondSpring at this important time when the organization is transforming into a commercial stage company and preparing for its first product launch. Plinabulin is a differentiated, first-in-class oncology product with a unique mechanism of action, so I look forward to working with the entire team at BeyondSpring to ensure that it becomes available to help as many patients as possible.”

About BeyondSpring
Headquartered in New York City, BeyondSpring is a global biopharmaceutical company focused on developing innovative cancer therapies to improve clinical outcomes for patients who have high unmet medical needs. BeyondSpring’s first-in-class lead asset plinabulin, a selective immunomodulating microtubule-binding agent (SIMBA), is being developed a “pipeline in a drug.” It is filed for approval and has received Priority Review in the U.S. and China for the prevention of chemotherapy-induced neutropenia (CIN) with a PDUFA date of November 30, 2021 in the U.S., and has a fully enrolled pivotal study (Dublin-3) to test an anti-cancer benefit with an overall survival primary endpoint in non-small cell lung cancer (NSCLC). Additionally, it is being broadly studied in combination with various immuno-oncology regimens that could boost the effects of PD-1 / PD-L1 antibodies. In addition to plinabulin, BeyondSpring’s extensive pipeline includes three pre-clinical immuno-oncology assets and a subsidiary, SEED Therapeutics, which is leveraging a proprietary targeted protein degradation drug discovery platform.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as "will," "expect," "anticipate," "plan," "believe," "design," "may," "future," "estimate," "predict," "objective," "goal," or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company's future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Investor Contact:
Ashley R. Robinson
LifeSci Advisors, LLC
+1 617-430-7577
arr@lifesciadvisors.com

Media Contact:
Darren Opland, Ph.D.
LifeSci Communications
+1 646-627-8387
darren@lifescicomms.com